

BB

NOV 29 2010

Washington, DC
121

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC FILE NUMBER
8-10999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/01/09** (MM/DD/YY) AND ENDING **09/30/10** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Raymond James & Associates, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Carillon Parkway
(No. and Street)

St. Petersburg	**Florida**	**33716**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard B. Franz, II **727-567-1000**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

100 North Tampa Street	**Suite 1700**	**Tampa**	**Florida**	**33602**
(Address)		(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PW

9/17/14

RAYMOND JAMES & ASSOCIATES, INC. AND SUBSIDIARIES
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

SEPTEMBER 30, 2010

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e) (3) of Rule 17a – 5 and paragraph (g) of CFTC Regulation 1.10

SUMMARY OF CONTENTS

RAYMOND JAMES

November 24, 2010

Gentlemen:

We, the undersigned, officers of Raymond James & Associates, Inc., have caused an audit to be made in accordance with the prescribed regulations and have arranged for the preparation of the Annual Consolidated Financial Statements and supplementary schedules.

Pursuant to Rule 418.15 we have made available to our members and allied members, the Consolidated Financial Statements and Computation of Net Capital for the fiscal year ended September 30, 2010.

OATH OR AFFIRMATION

We, Thomas A. James and Richard B. Franz II, officers of Raymond James & Associates, Inc., affirm to the best of our knowledge and belief, that the accompanying Consolidated Financial Statements and supporting schedules pertaining to the firm of Raymond James & Associates, Inc., as of September 30, 2010, are true and correct. We further affirm that neither the company nor any principal officer nor director has any proprietary interest in any account classified solely as that of a customer.



Chief Executive Officer



Principal Financial Officer

State of Florida
County of Pinellas

Before me personally appeared Thomas A. James and Richard B. Franz II, to me well known and known to me to be the persons described in and who executed the foregoing instrument, and acknowledged to me and before me, that Thomas A. James and Richard B. Franz II executed said instrument for the purposes therein expressed.

WITNESS, my hand and official seal this 24th day of November, A.D., 2010.



Notary Public
State of Florida at Large
My commission expires:


JOANNE DETLOR
Commission # DD 857504
Expires February 3, 2013
Bonded Thru Troy Fain Insurance 800-385-7019

Raymond James & Associates, Inc.
Member New York Stock Exchange/SIPC

880 Carillon Parkway • St. Petersburg, FL 33716
727-567-1000 • www.RaymondJames.com



KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Report of Independent Registered Public Accounting Firm

The Board of Directors
Raymond James & Associates, Inc.:

We have audited the accompanying consolidated statement of financial condition of Raymond James & Associates, Inc. and subsidiaries (a wholly owned subsidiary of Raymond James Financial, Inc.) (the Company) as of September 30, 2010, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Raymond James and Associates, Inc. and subsidiaries as of September 30, 2010, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

KPMG LLP

November 24, 2010
Certified Public Accountants

RAYMOND JAMES & ASSOCIATES, INC. AND SUBSIDIARIES
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
September 30, 2010
(in thousands, except share and par value amounts)

Assets		
Cash and Cash Equivalents	$	260,503
Assets Segregated Pursuant to Federal Regulations:		
Cash and Cash Equivalents		1,748,042
Securities Purchased Under Agreements to Resell		91,396
Receivables:		
Brokerage Clients, Net		1,379,004
Securities Borrowed		245,628
Brokers, Dealers and Clearing Organizations		96,523
Other		307,140
Deposits with Clearing Organizations		71,257
Securities Owned:		
Marketable, at Fair Value ($317,623 Pledged as Collateral)		505,633
Not Readily Marketable, at Estimated Fair Value		13,275
Deferred Income Taxes, Net		36,390
Property and Equipment, Net		138,900
Prepaid Expenses and Other Assets		23,757
Total Assets	$	4,917,448
Liabilities and Stockholder's Equity		
Loans Payable	$	168,009
Payables:		
Brokerage Clients		2,426,843
Securities Loaned		698,182
Brokers, Dealers and Clearing Organizations		42,709
Payables to Affiliates		6,472
Income Taxes Payable		57,474
Securities Sold, Not Yet Purchased, at Fair Value		120,087
Securities Sold Under Agreements to Repurchase		233,346
Accrued Compensation, Commissions and Benefits		213,849
Accrued Expenses and Other Liabilities		83,791
Total Liabilities		4,050,762
Stockholder's Equity:		
5% Non-voting Cumulative Preferred Stock - Convertible into One Share of Common Stock; $2 Par Value; Authorized 200,000 Shares; Issued and Outstanding 100,000 Shares		200
Common Stock - $.10 Par Value; Authorized 4,000,000 Shares; Issued and Outstanding 1,083,500 Shares		108
Additional Paid-in Capital		233,709
Retained Earnings		632,829
Accumulated Other Comprehensive Loss		(160)
Total Stockholder's Equity		866,686
Total Liabilities and Stockholder's Equity	$	4,917,448

See Accompanying Notes to Consolidated Financial Statements.

RAYMOND JAMES & ASSOCIATES, INC. AND SUBSIDIARIES
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

CONSOLIDATED STATEMENT OF INCOME
For the Year Ended September 30, 2010
(in thousands)

Revenues:		
Securities Commissions and Fees	$	845,768
Financial Service Fees		108,982
Interest		80,011
Investment Advisory Fees		91,578
Investment Banking Fees		119,041
Clearing Fees from Affiliates and Correspondents		82,259
Net Trading Profits		35,905
Activity Fees		28,824
Asset Fees		15,358
Other		21,998
Total Revenues		1,429,724
Interest Expense		12,870
Revenues, Net of Interest Expense		1,416,854
Non-Interest Expenses:		
Compensation, Commissions and Benefits		914,733
Occupancy and Equipment		84,473
Communications and Information Processing		70,715
Business Development		46,780
Investment Advisory Fees		31,666
Clearance and Floor Brokerage		24,779
Other		29,502
Total Non-interest Expenses		1,202,648
Income Before Provision for Income Taxes		214,206
Provision for Income Taxes		82,507
Net Income	$	131,699

See Accompanying Notes to Consolidated Financial Statements.

RAYMOND JAMES & ASSOCIATES, INC. AND SUBSIDIARIES
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended September 30, 2010
(in thousands)

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balances at September 30, 2009	$ 200	$ 108	$ 233,709	$643,631	$ (160)	$ 877,488
Net Income	-	-	-	131,699	-	131,699
Cash Dividends to Parent	-	-	-	(142,501)	-	(142,501)
Balances at September 30, 2010	$ 200	$ 108	$ 233,709	$632,829	$ (160)	$ 866,686

See Accompanying Notes to Consolidated Financial Statements.

RAYMOND JAMES & ASSOCIATES, INC. AND SUBSIDIARIES
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

CONSOLIDATED STATEMENT OF CASH FLOWS
For the Year Ended September 30, 2010
(in thousands)

Cash Flows from Operating Activities:	
Net Income	$ 131,699
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation and Amortization	34,127
Bad Debt Expense, Net	11,063
Deferred Income Taxes, Net	(6,153)
Realized Loss on Sale of Property and Equipment	80
Net Change In:	
Assets Segregated Pursuant to Federal Regulations	214,241
Brokerage Client Receivables and Other Receivables	(68,285)
Deposits with Clearing Organizations	8,332
Securities Owned, Net of Securities Sold Not Yet Purchased, at Fair Value	(175,614)
Prepaid Expenses and Other Assets	(3,236)
Securities Sold Under Agreements to Repurchase, Net of Securities Purchased Under Agreements to Resell	95,448
Securities Loaned, Net of Securities Borrowed	359,401
Brokerage Client Payables and Other Payables	(617,525)
Payables to Affiliates	(102,231)
Income Taxes Payable	24,299
Accrued Compensation, Commissions and Benefits	38,512
Accrued Expenses and Other Liabilities	(2,245)
Net Cash Used in Operating Activities	(58,087)
Cash Flows from Investing Activities:	
Additions to Property and Equipment	(18,922)
Proceeds from Sale of Property and Equipment	36
Net Cash Used in Investing Activities	(18,886)
Cash Flows from Financing Activities:	
Repayments of Borrowings	(33,075)
Proceeds from Borrowed Funds	112,000
Cash Dividends to Parent	(142,501)
Net Cash Used in Financing Activities	(63,576)
Net Decrease in Cash and Cash Equivalents	(140,549)
Cash and Cash Equivalents at Beginning of Year	401,052
Cash and Cash Equivalents at End of Year	$ 260,503
Supplemental Disclosures of Cash Flow Information:	
Cash Paid for Interest	$ 12,815
Cash Paid for Income Taxes, Including Amounts Paid to Parent for Income Taxes	$ 64,645

See Accompanying Notes to Consolidated Financial Statements.

RAYMOND JAMES & ASSOCIATES, INC. AND SUBSIDIARIES
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS:

Raymond James & Associates, Inc. ("RJ&A") is a Florida corporation and a wholly-owned subsidiary of Raymond James Financial, Inc. ("RJF" or the "Parent"). RJ&A is a full service broker-dealer registered with the Securities and Exchange Commission ("SEC"). RJ&A, together with its wholly-owned subsidiaries, ("we", "our", "ours" or "us") is engaged in most aspects of securities distribution and investment banking. We also offer financial planning services for individuals and provide clearing services for Raymond James Financial Services, Inc. ("RJFS", a wholly-owned subsidiary of RJF), Raymond James Financial Services Advisors, Inc. ("RJFSA", a wholly-owned subsidiary of RJF), other affiliated entities and unaffiliated broker-dealers. We are a member of the New York Stock Exchange ("NYSE"), National Association of Securities Dealers Automated Quotations, American Stock Exchange, Philadelphia Stock Exchange, Chicago Board Options Exchange and Chicago Stock Exchange. We are also a member of the Securities Industry Association, Financial Industry Regulatory Authority ("FINRA"), National Futures Association ("NFA") and Securities Investor Protection Corporation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

We conform to our Parent's fiscal year end of September 30th. The accompanying consolidated financial statements include the accounts of RJ&A and its wholly-owned subsidiaries, Planning Corporation of America ("PCA"), a general insurance agency representing a number of insurance companies, and Raymond James Geneva S.A. ("RJG"), a financial services firm based in Geneva, Switzerland. All material intercompany balances and transactions have been eliminated in consolidation.

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), the more significant of which are summarized below.

Accounting Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and could have a material impact on the consolidated financial statements.

Recognition of Revenue

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Commission revenues are recorded at the amount charged to the customers, which, in certain cases, may include varying discounts.

Insurance and annuity commissions are comprised of insurance commissions, annuity commissions, insurance trails and annuity trails resulting from the sale of life, disability and long-term care insurance policies and from the sale of variable and fixed annuities issued by unrelated insurance carriers. Insurance commission revenue and expense are recognized when the contract delivery is confirmed by the carrier, the premium is remitted to the insurance company and the contract requirements are met. Annuity commission revenue and expense are recognized when the signed contract and premium are submitted to the annuity carrier. Insurance and annuity trail commission revenue and expense are recorded ratably over the period earned.

Investment banking revenues are recorded at the time the transaction is completed and the related income is reasonably determinable. Investment banking revenues include management fees and underwriting fees, net of reimbursable expenses, earned in connection with the distribution of underwriting securities, merger and acquisition fees, private placement fees and limited partnership distributions. Securities received in connection with investment banking transactions are carried at fair value.

Financial service fees primarily include transaction fees; annual account fees; service charges; exit fees; servicing fees; money market processing and distribution fees; and bank deposit fees. Transaction fees and customer trading fees are recognized as income as trades are executed and the fees are collected from clients. IRA, pension and other retirement plan annual account

fees are collected from clients annually but are recognized in income as earned over the term of the contract based on the number of accounts and the anniversary date. Debit card annual account fees are billed in advance and recorded ratably over the period earned. Service charges are collected from clients or financial advisors for various wire, bank and pre-pay fees and recorded into income as received. Exit fees are collected from clients for expenses related to transferring accounts from us to other broker-dealers and are recognized into income as received. Servicing fees are fees collected from investment companies and partnerships for providing due diligence, maintenance, marketing, transaction processing and financial advisor support. Income is based on the value of the funds and recognized over the period earned. Money market distribution fees are fees for sales and marketing of money market funds and are received from a related party mutual fund distribution company. Money market processing fees are fees for servicing the money market accounts and are received from a related party mutual fund management company. Both distribution and processing fees are collected quarterly and recorded based on average daily balances of the money market funds and recognized in income over the quarter. Due to the low interest rate environment, a majority of the distribution and service fees were waived in order to maintain client yield. Bank deposit fees are custodial agent fees earned from banks participating in a multi-bank sweep program which was implemented in September, 2009. The fees are based on average daily balances of client accounts at each bank. The fees differ by bank and are reflective of changes in interest rates. Fees are calculated daily and collected the following month. An affiliate bank participates in the bank deposit program, as a result, a portion of the fees earned are from a related party.

Asset and activity fees are primarily derived from agreements with mutual fund and insurance companies. Asset fees are charged to those companies for marketing services we provide. Activity fees are charged to those companies for networking services we provide. We charge asset fees to these companies based on the underlying value of our customer's assets invested in those companies' products and sales. We charge activity fees to these companies on a per account basis. These fees are recorded based on estimates and recognized ratably over the period in which services are provided.

We provide advice, research and administrative services for customers participating in our managed and non-managed investment programs. We earn investment advisory fees based on the value of the clients' portfolios. These fees are received in advance of each quarter based on prior quarter asset values and are recognized as earned ratably over the period.

Under clearing agreements, we clear trades for unaffiliated correspondent brokers and retain a portion of commissions as a fee for our services. Correspondent clearing revenues are recorded net of commissions remitted and included in other revenue. Total commissions generated by correspondents were $36,415,000 and commissions remitted totaled $33,176,000 for the year ended September 30, 2010.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments, with original maturities of 90 days or less, other than those used for trading purposes.

Assets Segregated Pursuant to Federal Regulations

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, as a broker-dealer carrying client accounts, we are subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of our clients. Segregated assets at September 30, 2010 consist of cash and cash equivalents.

Repurchase Agreements

We purchase short-term securities under agreements to resell ("reverse repurchase agreements"). Additionally, we sell securities under agreements to repurchase ("repurchase agreements"). Both reverse repurchase and repurchase agreements are accounted for as collateralized financings and are carried at contractual repurchase/resale amounts plus accrued interest. Our policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under the reverse repurchase agreements. To ensure that the market value of the underlying collateral remains sufficient, securities are valued daily, and cash is obtained from or returned to the counterparty when contractually required. These reverse repurchase agreements generally mature on the next business day, and may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. At September 30, 2010, there were no reverse repurchase agreements with any individual counterparties where the risk of loss exceeded 10% of our stockholder's equity, based on consideration of collateral value.

Receivables and Allowance for Doubtful Accounts

Brokerage client receivables are principally for amounts due on cash and margin transactions and are generally collateralized by securities owned by the clients. Receivables from broker-dealer clients are reported at their outstanding principal balance,

adjusted for any allowance for doubtful accounts. When a broker-dealer receivable is considered to be impaired, the amount of the impairment is generally measured based on the fair value of the securities serving as collateral, which is measured based on current prices from independent sources such as listed market prices or broker-dealer price quotations. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the Consolidated Statement of Financial Condition.

We offer loans to financial advisors and certain key revenue producers, primarily for recruiting and retention purposes. These loans are generally repaid over a five to eight year period with interest recognized as earned. Additionally, there are no fees or costs associated with these loans. We assess future recoverability of these loans through analysis of individual financial advisor production or other performance standards. In the event that the financial advisor becomes no longer affiliated with us, any unpaid balance of such loan becomes immediately due and payable to us. In determining the allowance for doubtful accounts related to former employees, management considers a number of factors including any amounts due at termination, the reasons for the terminated relationship, the former financial advisor's overall financial position, and our historical collection experience. When the review of these factors indicates that further collection activity is highly unlikely, the outstanding balance of such loan is written-off and the corresponding allowance is reduced. Loans outstanding to financial advisors are included in Other Receivables on our Consolidated Statements of Financial Condition.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned transactions are reported as collateralized financings and recorded at the amount of collateral advanced or received. In securities borrowed transactions, we are generally required to deposit cash with the lender. With respect to securities loaned, we generally receive collateral in the form of cash in an amount in excess of the market value of securities loaned. We monitor the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary.

Deposits with Clearing Organizations

Deposits with Clearing Organizations consist of deposits of cash and cash equivalents or other short-term securities held by other clearing organizations or exchanges.

Financial Instruments Owned, Financial Instruments Sold but Not Yet Purchased and Fair Value

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased are recorded at fair value. Fair value is defined by U.S. GAAP as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants on the measurement date.

In determining the fair value of our financial instruments in accordance with U.S. GAAP, we use various valuation approaches, including market and/or income approaches. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when market assumptions from market participants are not readily available, our own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. U.S. GAAP provides for the following three levels to be used to classify our fair value measurements:

Level 1 – Financial instruments included in Level 1 are highly liquid instruments with quoted prices in active markets for identical assets or liabilities. These include equity securities traded in active markets and certain U.S. Treasury securities, other governmental obligations, or publicly traded corporate debt securities.

Level 2 – Financial instruments reported in Level 2 include those that have pricing inputs that are other than quoted prices in active markets, but which are either directly or indirectly observable as of the reporting date. Instruments that are generally included in this category are equity securities that are not actively traded, corporate obligations infrequently traded, certain government and municipal obligations, certain asset-backed securities ("ABS") consisting of collateralized mortgage obligations ("CMO's"), and certain mortgage-backed securities ("MBS").

Level 3 – Financial instruments reported in Level 3 have little, if any, market activity and are measured using our best estimate of fair value, where the inputs into the determination of fair value are both significant to the fair value measurement and unobservable. These valuations require significant judgment or estimation. Instruments in this category generally include equity securities with unobservable inputs, certain non-agency CMO's, certain non-agency ABS and certain municipal and corporate obligations, which include certain auction rate securities.

U.S. GAAP requires that we maximize the use of observable inputs and minimize the use of unobservable inputs when performing our fair value measurements. The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

Valuation Techniques

The fair value for certain of our financial instruments is derived using pricing models and other valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of our financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available will generally have a higher degree of price transparency than financial instruments that are thinly traded or not quoted. In accordance with U.S. GAAP, the criteria used to determine whether the market for a financial instrument is active or inactive is based on the particular asset or liability. For equity securities, our definition of actively traded is based on average daily volume and other market trading statistics. We have determined the market for certain other types of financial instruments, including certain CMOs, ABS and certain collateralized debt obligations, to be inactive as of September 30, 2010. As a result, the valuation of these financial instruments included significant management judgment in determining the relevance and reliability of market information available. We considered the inactivity of the market to be evidenced by several factors, including a continued decreased price transparency caused by decreased volume of trades relative to historical levels, stale transaction prices and transaction prices that varied significantly either over time or among market makers.

The specific valuation techniques utilized for the categorization of financial instruments presented in our Consolidated Statement of Financial Condition are described below. These instruments are recorded at fair value with unrealized gains and losses reflected in current period net income.

When available, we use quoted prices in active markets to determine the fair value of our securities. Such instruments are classified within Level 1 of the fair value hierarchy. Examples include exchange traded equity securities and liquid government debt securities.

When instruments are traded in secondary markets and quoted market prices do not exist for such securities, we utilize valuation techniques including matrix pricing to estimate fair value. Matrix pricing generally utilizes spread-based models periodically re-calibrated to observable inputs such as market trades or to dealer price bids in similar securities in order to derive the fair value of the instruments. Valuation techniques may also rely on other observable inputs such as yield curves, interest rates, expected principal repayments and default probabilities. Instruments valued using these inputs are typically classified within Level 2 of the fair value hierarchy. Examples include certain municipal debt securities, corporate debt securities, agency MBS, and restricted equity securities in public companies. We utilize prices from independent services to corroborate our estimate of fair value. Depending upon the type of security, the pricing service may provide a listed price, a matrix price or use other methods including broker-dealer price quotations.

Positions in illiquid securities that do not have readily determinable fair values require significant judgment or estimation. For these securities, which include certain auction rate securities, we use pricing models, discounted cash flow methodologies or similar techniques. Assumptions utilized by these techniques include estimates of future delinquencies, loss severities, defaults and prepayments. Securities valued using these techniques are classified within Level 3 of the fair value hierarchy. For certain CMOs, where there has been limited activity or less transparency around significant inputs to the valuation, such as assumptions regarding performance of the underlying mortgages, these securities are currently classified as Level 3 even though we believe that Level 2 inputs will likely be obtainable should markets for these securities become more active in the future.

Property and Equipment

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of assets is primarily provided for using the straight-line method over the estimated useful lives of the assets, which range from two to seven years for software, two to five years for furniture, fixtures and equipment, and 10 to 31 years for buildings, building components, building improvements and land improvements. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the assets.

Additions, improvements and expenditures that extend the useful life of an asset are capitalized. Repairs and maintenance are charged to operations in the period incurred. Gains and losses on disposals of property and equipment are reflected in the Consolidated Statement of Income in the period realized.

Interest Income and Expense

Interest income and expense are recorded when earned or incurred. Interest income consists primarily of interest from cash and cash equivalents, segregated cash, client margin accounts, stock borrow activity, bonds owned and dividends. Interest expense consists of interest for client accounts, firm borrowings, stock loan activity and bonds sold but not yet purchased.

Leases

We lease office space and equipment under operating leases. We recognize rent expense related to these operating leases on a straight-line basis over the term of the lease. The lease term commences on the earlier of the date when we become legally obligated for the rent payments or the date on which we take possession of the property. For tenant improvement allowances and rent holidays, we record a deferred rent liability in Accrued Expenses and Other Liabilities in the Consolidated Statement of Financial Condition and amortize the deferred rent over the lease term as an adjustment to rent expense in the Consolidated Statement of Income.

Income Taxes

The results of our operations are included in the consolidated federal and certain consolidated state income tax returns of RJF. As a result of the inclusion in consolidated filings, the majority of income taxes payable reported on the Statement of Financial Condition is payable to RJF. Federal and state income taxes are provided, under a tax sharing agreement with RJF, on a pro-rata method. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. U.S. GAAP recognizes that the final outcome of certain tax positions we may take are uncertain, and provides standards for reflecting these uncertainties in our financial statements. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial position, results of operations, or cash flows. See Note 12 for further information on our income taxes.

Stock Compensation

Certain employees participate in various RJF incentive stock options and restricted stock plans which provide for the issuance of RJF common stock. RJF estimates the fair value of share-based awards on the date of grant and recognizes compensation expense over the vesting term of the awards. Stock-based compensation amounts are allocated by RJF to us and are included in Compensation, Commissions and Benefits expense. RJF allocates the cost of providing these plans to us based on actual cost per employee. See Note 13 for further information.

Foreign Currency Translation

We consolidate our foreign subsidiary. The Statement of Financial Condition of RJG is translated at exchange rates as of the period end. The Statement of Income is translated at an average exchange rate for the period. The gains or losses resulting from translating foreign currency financial statements into U.S. dollars are included in Accumulated Other Comprehensive Loss, a component of Stockholder's Equity.

Legal Reserves

We recognize liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, we accrue the most likely amount; if not determinable, we accrue the minimum of the range of probable loss.

We record reserves related to legal proceedings in Accrued Expenses and Other Liabilities. The determination of these reserve amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the amount of the loss in the client's account; the basis and validity of the claim; the possibility of wrongdoing on the part of our employees; previous results in similar cases; and legal precedents and case law. Each legal proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management. Any change in the reserve amount is recorded in the consolidated financial statements and is recognized as a charge/credit to net income in that period.

NOTE 3 - CASH AND CASH EQUIVALENTS, ASSETS SEGREGATED PURSUANT TO FEDERAL REGULATIONS AND DEPOSITS WITH CLEARING ORGANIZATIONS:

Our cash equivalents include money market funds or highly liquid investments not held for resale with original maturities of 90 days or less. The following are financial instruments that are cash and cash equivalents or other investment balances which are readily convertible into cash as of September 30, 2010:

	September 30, 2010
	(in thousands)
Cash and Cash Equivalents:	
Cash in Banks	$ 260,490
Money Market Investments	13
Total Cash and Cash Equivalents	260,503
Cash Segregated Pursuant to Federal Regulations [1]	1,748,042
Deposits with Clearing Organizations [2]	71,257
Total	$ 2,079,802

(1) Consists of cash and cash equivalents maintained in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934. RJ&A, as a broker-dealer carrying client accounts, is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients. Access to this cash is restricted.

(2) Consists of deposits of cash and cash equivalents or other short-term securities held by other clearing organizations or exchanges. Access to these deposits is restricted. Deposits with clearing organization to satisfy requirements at September 30, 2010 include $59,812,000 in cash and $11,445,000 in company owned securities. In addition to our assets held by clearing organizations, there is an additional $100,603,000 of our clients' assets from client margined securities.

NOTE 4 - RECEIVABLES AND PAYABLES:

Receivables from Brokerage Clients

Receivables from brokerage clients include amounts arising from normal cash and margin transactions and fees receivable. Margin receivables are collateralized by securities owned by brokerage clients. Such collateral is not reflected in the accompanying consolidated financial statements. The amount receivable from clients at September 30, 2010, is as follows:

	September 30, 2010
	(in thousands)
Brokerage Client Receivables	$ 1,381,190
Allowance for Doubtful Accounts	(2,186)
Brokerage Client Receivables, Net	$ 1,379,004

Interest income on brokerage client receivables for the year ended September 30, 2010, was $42,974,000.

Payables to Brokerage Clients

Payables to brokerage clients include brokerage client funds on deposit awaiting reinvestment or amounts owed to clients for securities transactions. We pay interest at varying rates for qualifying client funds on deposit. The following table presents a summary of such payables at September 30, 2010:

	September 30, 2010 (in thousands)
Interest Bearing	$ 2,115,275
Non-Interest Bearing	311,568
Total Brokerage Client Payables	$ 2,426,843

Interest expense on brokerage client payables for the year ended September 30, 2010, was $3,192,000.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations:

	September 30, 2010 (in thousands)	
	Receivables from Brokers, Dealers and Clearing Organizations	Payables to Brokers, Dealers and Clearing Organizations
Securities Failed to Deliver/Receive	$ 47,497	$ 36,024
Open Transactions, Net	39,577	-
Dividends and Interest	9,449	6,685
Receivables from and Payables to Brokers, Dealers and Clearing Organizations	$ 96,523	$ 42,709

Fails to deliver represent receivables for securities sold that have not been delivered by us for which settlement date has passed. Fails to receive represent payables for securities purchased that have not been received by us for which settlement date has passed. Open transactions are amounts receivable and payable for securities that have not reached the contractual settlement dates and are recorded net on the consolidated financial statements.

Receivables from Employees:

We make loans to employees, primarily financial advisors, mainly for recruiting and retention purposes. The amount of loans to employees at September 30, 2010, are included in Other Receivables as follows:

	September 30, 2010 (in thousands)
Employee Loans	$ 159,366
Allowance for Doubtful Accounts	(2,885)
Employee Loans, Net	$ 156,481

NOTE 5 - RELATED PARTY TRANSACTIONS:

Pursuant to formal clearing agreements, we clear trades for RJFS, RJFSA and other affiliated entities. We confirm securities trades, process securities movements, record transactions with clients in their accounts and collect commissions and fees on behalf of such affiliates. We retain a portion of such commissions and fees as a clearing fee for our services, which we record net of interest rebates to affiliates. Total commissions and fees cleared on behalf of affiliates were $902,441,000 for the year ended September 30, 2010, of which $79,007,000, net of $12,279,000 of interest rebates, was charged to affiliates as a clearing fee for our services.

Money market processing fees in the amount of $698,000 were collected from a related party mutual fund management company for processing of its money market accounts. Money market distribution fees in the amount of $1,319,000 were collected from a related party mutual fund distribution company for distribution of its money market funds. Bank deposit fees in the amount of $22,142,000 were collected from a related party bank for processing and distribution of its accounts. These amounts are included in Financial Service Fees on the Consolidated Statement of Income.

We participate with our Parent and affiliates in certain expense sharing agreements. Our Parent allocates various expenses to us such as marketing and advertising, employee benefit plans, interest, and donations expense. Other affiliates charge us for services provided by them such as investment advisory and client services. We pay for various expenses on behalf of our Parent and subsidiaries such as group insurance, communication, and software maintenance expenses. We allocate their share of the expense to them. We also charge our Parent and affiliates for services provided by us such as legal, information technology, mutual fund, retirement and various operational services. The effect of such charges is reflected on a net basis as follows in the Consolidated Statement of Income:

Charges to/from RJF and Other Affiliated Companies:

	September 30, 2010 (in thousands)		
	Charges to	Charges from	Net
Interest Expense	$ -	$ (404)	$ (404)
Compensation, Commissions and Benefits Expense	4,949	(69,938)	(64,989)
Occupancy and Equipment Expense	304	-	304
Communications and Information Processing Expense	18,837	-	18,837
Business Development Expense	-	(6,388)	(6,388)
Investment Advisory Fees	-	(9,600)	(9,600)
Other Non-Interest Expense	12,458	(10,986)	1,472
Total Net Charges to/from RJF and Other Affiliated Companies	$ 36,548	$ (97,316)	$ (60,768)

Receivable from Affiliates of $10,441,000 at September 30, 2010, which is included in Other Receivables, and Payable to Affiliates of $6,472,000 at September 30, 2010, reflect amounts receivable and payable for the related party transactions. The related party transactions that result in these receivables and payables are settled with cash transfers. RJF loans money to us where it is invested on behalf of RJF in conjunction with our normal proprietary cash investing activities. We earned $212,000 of interest income on these funds and paid $212,000 to RJF as interest expense for the year ended September 30, 2010. As of September 30, 2010 there were no loan balances outstanding between us and RJF for these purposes.

As of September 30, 2010, we had a $100,000,000 of cash on deposit with a related party bank.

NOTE 6 - FAIR VALUE:

Recurring Fair Value Measurements

Assets and liabilities measured at fair value on a recurring basis as of September 30, 2010, are presented below:

	September 30, 2010 (in thousands)			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of September 30, 2010
Assets:				
Marketable Securities:				
Municipal and Provincial Obligations	$ -	$ 162,071	$ -	$ 162,071
Corporate Obligations	20	16,986	-	17,006
Government and Agency Obligations	23,059	9,520	-	32,579
Agency MBS & CMOs	304	278,274	-	278,578
Non-Agency CMOs & ABS	-	4,367	-	4,367
Total Debt Securities	23,383	471,218	-	494,601
Equity Securities	8,209	1,182	-	9,391
Other Securities	48	1,593	-	1,641
Total Marketable Securities	31,640	473,993	-	505,633
Not Readily Marketable Securities:				
Municipal and Provincial Obligations	-	-	6,275	6,275
Non-Agency CMOs & ABS	-	-	3,930	3,930
Equity Securities	-	-	3,070	3,070
Total Not Readily Marketable Securities	-	-	13,275	13,275
Total	$ 31,640	$ 473,993	$ 13,275	$ 518,908
Liabilities:				
Securities Sold, Not Yet Purchased:				
Municipal and Provincial Obligations	$ -	$ 296	$ -	$ 296
Corporate Obligations	-	676	-	676
Government and Agency Obligations	99,631	-	-	99,631
Agency MBS & CMOs	105	-	-	105
Total Debt Securities	99,736	972	-	100,708
Equity Securities	6,606	12,773	-	19,379
Total Securities Sold, Not Yet Purchased	$ 106,342	$ 13,745	$ -	$ 120,087

We had no significant transfers of financial instruments between Level 1 and Level 2 during the year ended September 30, 2010.

Changes in Level 3 Recurring Fair Value Measurements

The realized and unrealized gains and losses for assets and liabilities within the Level 3 category presented in the tables below may include changes in fair value that were attributable to both observable and unobservable inputs.

Additional information about Level 3 assets and liabilities measured at fair value on a recurring basis for the year ended September 30, 2010, are presented below:

	September 30, 2010 (in thousands)					
	Fair Value, September 30, 2009	Total Realized/ Unrealized Gains/ (Losses) Included in Earnings	Purchases, Issuances, and Settlements, Net	Transfers In and/or Out of Level 3	Fair Value September 30, 2010	Change in Unrealized Gains/Losses Related to Financial Instruments Held at September 30, 2010
Assets:						
Not Readily Marketable Securities:						
Municipal and Provincial Obligations	$ -	$ -	$ 700	$ 5,575	$ 6,275	$ -
Non-Agency CMOs & ABS	10,915	(547)	(6,438)	-	3,930	174
Equity Securities	227	199	2,244	400	3,070	-

Gains and losses (realized and unrealized) included in net income for the year ended September 30, 2010, are reported in net trading profits in our Consolidated Statement of Income as follows:

	September 30, 2010 (in thousands)	
	Net Trading Profits	Other Revenues
Total Gains or Losses Included in Earnings	$ (593)	$ 245
Change in Unrealized Gains or (Losses) Relating to Assets Still Held at Reporting Date	$ 177	$ (3)

Fair Value Option

The fair value option is an accounting election that allows the reporting entity to apply fair value accounting for certain financial assets and liabilities on an instrument by instrument basis. As of September 30, 2010, we have elected not to choose the fair value option for any of our financial assets and liabilities not already required to be recorded at fair value.

Other Fair Value Disclosures

The financial instruments we hold are recorded at fair value in the Consolidated Statement of Financial Condition.

The following represent financial instruments in which the ending balance at September 30, 2010 are not carried at fair value on our Consolidated Statement of Financial Condition:

Short-term Financial Instruments: The carrying value of short-term financial instruments, including cash and cash equivalents, assets segregated pursuant to federal regulations and repurchase agreements are recorded at amounts that approximate the fair value of these instruments. These financial instruments generally expose us to limited credit risk and have no stated maturities or have short-term maturities and carry interest rates that approximate market rates.

Receivables and Other Assets: Brokerage client receivables, receivables from broker-dealers and clearing organizations, securities borrowed receivables, other receivables and certain other assets are recorded at amounts that approximate fair value.

Loans Payable: The fair value of the mortgage note payable associated with the financing of our home office complex is based upon an estimate of the current market rates for similar loans.

Payables: Brokerage client payables, payables due to broker-dealers and clearing organizations, securities loaned payables, and certain other liabilities are recorded at amounts that approximate fair value.

For those financial instruments which the fair value is not reflected on the Consolidated Statement of Financial Condition, we have estimated their fair value in part, based upon our assumptions, the estimated amount and timing of future cash flows and estimated discount rates. Different assumptions could significantly affect these estimated fair values. Accordingly, the net realizable values could be materially different from the estimates presented below. In addition, the estimates are only indicative of the value of individual financial instruments and should not be considered an indication of our fair value. We are not required to disclose the fair value of non-financial instruments including property, equipment and leasehold improvements.

The carrying amounts and estimated fair values of our financial instruments that are not carried at fair value at September 30, 2010, are as follows:

	September 30, 2010 (in thousands)	
	Carrying Amount	Estimated Fair Value
Financial Liabilities:		
Loans Payable	$ 168,009	$ 168,836

NOTE 7 - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED:

Marketable Securities Owned and Securities Sold, Not Yet Purchased consist of trading and investment securities at fair value as follows:

	September 30, 2010 (in thousands)	
	Securities Owned, at Fair Value	Securities Sold, Not Yet Purchased, at Fair Value
Marketable Securities:		
Municipal and Provincial Obligations	$ 162,071	$ 296
Corporate Obligations	17,006	676
U.S. Government and Agency Obligations	32,579	99,631
Agency MBS & CMOs	278,578	105
Non-Agency CMOs & ABS	4,367	-
Equity Securities	9,391	19,379
Other Securities	1,641	-
Total Marketable Securities	$ 505,633	$ 120,087

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to us.

Not Readily Marketable Securities Owned consists of securities at estimated fair value as follows:

	September 30, 2010
	(in thousands)
Not Readily Marketable Securities:	
Municipal and Provincial Obligations	$ 6,275
Non-Agency CMOs & ABS	3,930
Equity Securities	3,070
Total Not Readily Marketable Securities	$ 13,275

See Note 6 for information regarding the fair value of Securities Owned and Securities Sold, Not Yet Purchased.

NOTE 8 - PROPERTY AND EQUIPMENT:

	September 30, 2010
	(in thousands)
Land	$ 8,406
Construction in Process	2,111
Buildings, Leasehold and Land Improvements	148,092
Furniture, Fixtures, and Equipment	112,137
Software	51,385
Software Development	4,585
	326,716
Less: Accumulated Depreciation and Amortization	(187,816)
Property and Equipment, Net	$ 138,900

NOTE 9 – LOANS PAYABLE:

The following table presents our available financing arrangements with third-party lenders as of September 30, 2010:

	September 30, 2010 (in thousands)		
	Secured	Unsecured	Total
Committed	$ 350,000	$ -	$ 350,000
Uncommitted	305,100	250,000	555,100
Total	$ 655,100	$ 250,000	$ 905,100

Committed secured facilities provided by commercial banks in our name include a $100,000,000 bilateral repurchase agreement, a $150,000,000 tri-party repurchase agreement, and a $100,000,000 line of credit. The required market value of the collateral ranges from 102% to 133%.

Uncommitted secured facilities in our name include $185,100,000 in lines of credit provided by commercial banks and $120,000,000 in tri-party repurchase agreements with related companies RJFS and Raymond James Bank. Uncommitted unsecured facilities provided by commercial banks in our name included $250,000,000 in lines of credit.

The interest rates for all of our financing facilities are variable and are based on the Fed Funds rate or LIBOR. For the fiscal year ended September 30, 2010, interest rates on the utilized financing facilities ranged from (on a 360 days per year basis) 0.75% to 2.75%.

The following summarizes our Loans Payable as of September 30, 2010:

	September 30, 2010
	(in thousands)
Mortgage Note Payable	$ 56,009
Bank Loans	112,000
Total Loans Payable	$ 168,009

Secured and unsecured borrowings are day-to-day and are generally utilized to finance fixed income securities. As of September 30, 2010, included in Loans Payable, we had secured bank loans outstanding of $62,000,000 and unsecured bank loans outstanding of $50,000,000. For the $62,000,000 secured bank loan as of September 30, 2010, we pledged securities with a market value of $64,506,000.

At September 30, 2010, in addition to the secured and unsecured borrowings described above, there were collateralized financings outstanding in the amount of $233,346,000. These other collateralized financings are included in Securities Sold Under Agreements to Repurchase on the Consolidated Statement of Financial Condition. These financings are collateralized by non-customer, RJ&A-owned securities.

Included in Loans Payable is a mortgage loan of $56,009,000 for the financing of our headquarters office complex. The mortgage loan bears interest at 5.7% and is secured by land, buildings, and improvements with a net book value of $62,320,000 at September 30, 2010. Principal payments under this mortgage note payable for the succeeding fiscal years are as follows:

	September 30, 2010
	(in thousands)
Fiscal 2011	$ 3,255
Fiscal 2012	3,445
Fiscal 2013	3,647
Fiscal 2014	3,860
Fiscal 2015	4,086
Thereafter	37,716
Total	$ 56,009

NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK:

In the normal course of business we purchase and sell securities as either principal or agent on behalf of our clients. If either the client or counterparty fails to perform, we may be required to discharge the obligations of the nonperforming party. In such circumstances, we may sustain a loss if the market value of the security is different from the contract value of the transaction.

We also act as an intermediary between broker-dealers and other financial institutions whereby we borrow securities from one broker-dealer and then lend them to another. Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced and received in connection with the transactions. We measure the market value of the securities borrowed and loaned against the cash collateral on a daily basis. The market value of securities borrowed and securities loaned was $173,832,000 at September 30, 2010. The contract value of securities borrowed and securities loaned was $179,648,000 and $194,851,000, respectively, at September 30, 2010. Additional cash is obtained as necessary to ensure such transactions are adequately collateralized. If another party to the transaction fails to perform as agreed (for example, failure to return a security loaned or failure to return cash collateral we provided for securities borrowed), we may incur a loss if the market value of the security is different from the contract amount of the transaction.

We have also loaned, to broker-dealers and other financial institutions, securities owned by clients and others for which we have received cash. The market value of securities loaned was $499,210,000 at September 30, 2010. The contract value of securities loaned was $503,331,000 at September 30, 2010. If a borrowing institution or broker-dealer does not return a security, we may be obligated to purchase the security in order to return it to the owner. In such circumstances, we may incur a loss equal to the amount by which the market value of the security on the date of non-performance exceeds the value of the collateral received from the financial institution or broker-dealer.

We have sold securities that we do not currently own and will, therefore, be obligated to purchase such securities at a future date. We have recorded a liability of $120,087,000 at September 30, 2010 which represents the market value of such securities. We are subject to loss if the market price of those securities not covered by a hedged position increases subsequent to fiscal year end. We utilize short positions on government obligations and equity securities to economically hedge long proprietary inventory positions. At September 30, 2010, we had $99,736,000 in short positions on government obligations and $1,149,000 in short positions on equity securities which represented economical hedge positions.

We enter into security transactions on behalf of our clients and other brokers involving forward settlement. Forward contracts provide for the delayed delivery of the underlying instrument. The contractual amounts related to these financial instruments reflect the volume and activity but do not reflect the amounts at risk. The gain or loss on these transactions is recognized on a trade date basis. Transactions involving future settlement give rise to market risk, which represents the potential loss that can be caused by a change in the market value of a particular financial instrument. Our exposure to market risk is determined by a number of factors, including the duration, size, composition and diversification of positions held; the absolute and relative levels of interest rates; and market volatility. The credit risk for these transactions is limited to the unrealized market valuation gains recorded in the Consolidated Statement of Financial Condition.

The majority of our transactions, and consequently, the concentration of our credit exposure is with clients, broker-dealers and other financial institutions in the U.S. These activities primarily involve collateralized arrangements and may result in credit exposure in the event that the counterparty fails to meet its contractual obligations. Our exposure to credit risk can be directly impacted by volatile securities markets which may impair the ability of counterparties to satisfy their contractual obligations. We seek to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the counterparties' financial condition and credit ratings. We monitor collateral levels on a daily basis for compliance with regulatory and internal guidelines and request changes in collateral levels as appropriate.

NOTE 11 - NET CAPITAL REQUIREMENTS:

As a registered broker-dealer, we are subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. As a member firm of the NYSE and FINRA, we are also subject their rules, whose requirements are substantially the same. Rule 15c3-1 requires that aggregate indebtedness, as defined, not exceed 15 times net capital, as defined. Rule 15c3-1 also provides for an "alternative net capital requirement" which we have elected. It requires that the minimum net capital, as defined, be equal to the greater of $250,000 or two percent of Aggregate Debit Items arising from client transactions. FINRA may require a member firm to reduce its business if its net capital is less than four percent of Aggregate Debit Items and may prohibit a member firm from expanding its business and declaring cash dividends if its net capital is less than five percent of Aggregate Debit Items. Our net capital position at September 30, 2010, is as follows:

	September 30, 2010
	(in thousands)
Net Capital	$ 253,341
Less: Required Net Capital	(29,169)
Excess Net Capital	$ 224,172
Net Capital as a Percentage of Aggregate Debit Items	17.37%

At September 30, 2010, our deposit requirement for the proprietary accounts of introducing brokers was $1,614,000.

The following is a summary of stockholder's equity at September 30, 2010. The financial information for our subsidiaries (as defined in Note 2) is included in the accompanying consolidated financial statements; our subsidiaries are required to be included in our regulatory capital computation if they are in a loss position but are not required to be included in a gain position.

	September 30, 2010 (in thousands)
Consolidated Stockholder's Equity	$ 866,686
Add: Subsidiaries' Deficit	277
Stockholder's Equity per Company's Regulatory Capital Computation	$ 866,963
Total Assets of Consolidated Subsidiaries	$ 6,487

As a registered broker-dealer, we are required to meet the business mix test exemption under Section 11 (a) (1) (G) of the Securities and Exchange Act of 1934. This test requires our qualifying transactions be greater than 50% of its total revenue. As of September 30, 2010, we have met this requirement.

Through membership in the NFA, we are regulated by the Commodity Futures Trading Commission ("CFTC"). Because we do not carry customer commodities positions, carry customer contracts of sale of any commodity for future delivery or perform custodian functions relating to such commodities or contracts, we do not perform the daily computations of the segregation requirements of Section 4d(a)(2) (and Regulation 30) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations nor do we perform the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

NOTE 12 - FEDERAL AND STATE INCOME TAXES:

Our provision for income taxes consists of the following:

	September 30, 2010 (in thousands)		
	Current	Deferred	Total
Federal	$ 75,318	$ (4,231)	$ 71,087
State	13,342	(1,922)	11,420
Total Provision for Income Taxes	$ 88,660	$ (6,153)	$ 82,507

Our income tax expense differs from the amount computed by applying the statutory federal income tax rate due to the following:

	September 30, 2010 (in thousands)
Provision Calculated at Statutory Rates	$ 74,972
State Income Taxes, Net of Federal Benefit	7,423
Other, Net	112
Total Provision for Income Taxes	$ 82,507

The cumulative effects of temporary differences that give rise to significant portions of the deferred tax asset (liability) items are as follows:

	September 30, 2010
	(in thousands)
Deferred Tax Assets:	
Capital Expenditures	$ 2,875
Accrued Expenses	13,045
Deferred Compensation	17,965
Other	2,854
Total Deferred Tax Assets	36,739
Deferred Tax Liabilities:	
Accelerated Depreciation	(349)
Total Deferred Tax Liabilities	(349)
Net Deferred Tax Assets	$ 36,390

We have a deferred tax asset at September 30, 2010. No valuation allowance is required at September 30, 2010, as management believes it is more likely than not that the deferred tax asset is realizable based on the ability to net losses against consolidated taxable income of the affiliated group, carryback losses against prior year consolidated taxable income and expectations of future taxable income.

The current tax receivable from RJF, included in Other Receivables, was $2,560,000 as of September 30, 2010.

At September 30, 2010 our liability for unrecognized tax benefits was $933,000. At September 30, 2010 the amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate for income from continuing operations was $699,000.

We recognize the accrual of interest and penalties related to income tax matters in interest expense and other expense, respectively. During the twelve months ended September 30, 2010, accrued interest expense related to unrecognized tax benefits decreased by approximately $33,000. During the twelve months ended September 30, 2010, penalty expense related to unrecognized tax benefits decreased by approximately $17,000. Interest and penalties accrued as of September 30, 2010 was $263,000.

The aggregate changes in the liability for unrecognized tax benefits was as follows:

	September 30, 2010
	(in thousands)
Liability for Unrecognized Tax Benefits at October 1, 2009	$ 961
Increases for Tax Positions Related to the Current Year	330
Decreases for Tax Positions Related to Prior Years	(27)
Reductions Due to Lapsed Statute of Limitations	(331)
Liability for Unrecognized Tax Benefits at September 30, 2010	$ 933

We are included in the consolidated income tax returns of RJF in the U.S. federal jurisdiction and certain consolidated states. We also file separate income tax returns in certain states and local jurisdictions. With few exceptions, we are no longer subject to U.S. federal, state and local income tax examination by tax authorities for years prior to fiscal year 2010 for federal tax returns and fiscal year 2006 for state and local tax returns. Certain transactions occurring in fiscal year 2010 are currently being examined under the IRS Compliance Assurance Program. This program accelerates the examination of key issues in an attempt to resolve them before the tax return is filed. Certain state and local returns are also currently under various stages of audit. The fiscal year 2010 IRS audit and state audits in process are expected to be completed in the fiscal year ending 2011.

NOTE 13 - EMPLOYEE BENEFIT PLANS:

We participate in various qualified and non-qualified savings, incentive stock option and restricted stock plans of RJF along with other affiliated companies. RJF allocates the cost of providing these plans to us based on the actual cost per employee. The qualified plans include profit sharing, employee stock ownership, 401(k), employee stock purchase and incentive stock options plans. The profit sharing plan and employee stock ownership plan ("ESOP") provide certain death, disability or retirement benefits for all employees who meet certain service requirements; these plans are noncontributory. Contributions by RJF, if any, are determined annually by RJF's Board of Directors on a discretionary basis. The profit sharing plan and ESOP benefits become fully vested after six years of qualified service. The 401(k) plan provides for us to match 100% of the first $500 and 50% of the next $500 of compensation deferred by each participant annually. The employee stock purchase plan allows employees to choose each year to have up to 20% of their annual compensation specified to purchase RJF's common stock. Share purchases in any calendar year are limited to the lesser of 1,000 shares or shares with a fair market value of $25,000. The purchase price of the stock is 85% of the market price on the day prior to the purchase date. Non-qualified plans, available to only select employees, include a Long-Term Incentive Plan ("LTIP"), restricted stock, stock bonus, stock options and employee investment funds. LTIP is a non-qualified deferred compensation plan that provides benefits to employees who meet certain compensation or production requirements. Contributions to the qualified plans, and the LTIP contribution for management, are made in amounts approved annually by RJF's Board of Directors. Compensation expense includes aggregate contributions to the profit sharing, ESOP, 401(k) and LTIP plans of $44,732,000 for fiscal year 2010.

Certain employees participate in various RJF incentive stock options and restricted stock plans which provide for the issuance of RJF common stock. These awards are forfeitable in the event the employee is no longer associated with us, other than for death, disability or retirement. RJF measures compensation expense for share-based awards made to our employees based on estimated fair values on the date of grant and allocates the expense to us. The expense with our Parent is subsequently settled through a cash transfer. Compensation cost is recognized for all stock-based compensation with future service requirements over the applicable vesting periods using the straight-line method. Options granted before August 21, 2008 are exercisable in the 36th to 72nd months following the date of grant and only in the event that the grantee is an employee of ours at that time, disabled, deceased or recently retired. Options granted on or after August 21, 2008 are exercisable in the 36th to 72nd months following the date of grant and only in the event that the grantee is an employee of ours or has terminated within 45 days, disabled, deceased or recently retired.

The fair value of each fixed option grant for these plans is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for stock option grants in fiscal year 2010:

	September 30, 2010
Dividend Yield	1.81%
Expected Volatility	54.44%
Risk-free Interest Rate	2.57%
Expected Lives	5.0 yrs

The dividend yield assumption is based on RJF's current declared dividend as a percentage of the stock price. The expected volatility assumption is based on RJF's historical stock price and is a weighted average combining (1) the volatility of the most recent year, (2) the volatility of the most recent time period equal to the expected lives assumption, and (3) the annualized volatility of the price of RJF stock since the late 1980's. The risk-free interest rate assumption is based on the U.S. Treasury yield curve in effect at the time of grant of the options. The expected lives assumption is based on the average of (1) the assumption that all outstanding options will be exercised at the midpoint between their vesting date and full contractual term and (2) the assumption that all outstanding options will be exercised at their full contractual term.

Under RJF's stock option plans our Parent may grant options to certain of our employees. The following activity occurred in fiscal year 2010:

	September 30, 2010		
	Shares		Weighted Average Grant Date Fair Value ($)
Granted	939,100	$	10.83
Vested	(238,607)	$	7.77
Forfeited	(76,220)	$	8.66

Expense related to option plans available for grants in fiscal year 2010 was $5,562,000.

Under RJF's restricted stock plans our Parent may grant restricted shares of RJF common stock to certain of our employees. The following activity occurred in fiscal year 2010:

	September 30, 2010		
	Shares/Units		Weighted Average Grant Date Fair Value ($)
Granted	537,210	$	24.45
Vested	(946,119)	$	24.86
Forfeited	(80,030)	$	24.50

Expense related to the restricted stock plans available for grants in fiscal year 2010 was $19,211,000.

NOTE 14 - COLLATERAL:

At September 30, 2010 the following approximate market value of securities received (for this purpose, "collateral") that are not reflected on our Consolidated Statement of Financial Condition where we have the right under contract or custom to repledge:

		September 30, 2010
		(in thousands)
Sources of Collateral:		
Securities Purchased Under Agreements to Resell	$	91,004
Securities Received in Securities Borrowed vs. Cash Transactions		237,298
Collateral Received for Margin Loans		1,167,603
Total	$	1,495,905

During the year certain of these securities were repledged. At September 30, 2010 the approximate market values of this portion of collateral and financial instruments that we own and pledged were:

	September 30, 2010
	(in thousands)
Uses of Collateral and Trading Securities:	
Securities Sold Under Agreements to Repurchase	$ 251,394
Securities Delivered in Securities Loaned vs. Cash Transactions	673,042
Collateral Used for Cash Loans	64,506
Collateral Used for Deposits at Clearing Organizations	111,891
Total	$ 1,100,833

We utilize client margined securities to satisfy deposits with clearing organizations. At September 30, 2010, we had client margined securities valued at $100,603,000 pledged with a clearing organization to meet our requirement of $100,595,000.

NOTE 15 - COMMITMENTS AND CONTINGENCIES:

Long-term lease agreements expire at various times through fiscal 2021. Minimum annual rental payments under such agreements for the succeeding five fiscal years are approximately:

	September 30, 2010
	(in thousands)
Fiscal 2011	$ 30,533
Fiscal 2012	26,429
Fiscal 2013	22,260
Fiscal 2014	17,201
Fiscal 2015	14,155
Thereafter	29,598
Total	$ 140,176

Certain leases contain rent holidays, leasehold improvement incentives, renewal options and escalation clauses. Rental expense incurred under all leases, including equipment under short-term agreements, aggregated to $42,127,000 in fiscal 2010. Some equipment leases included in this expense expired during fiscal year 2010 and the remaining will expire during fiscal year 2011.

In the normal course of business, we enter into underwriting commitments. As of September 30, 2010, we had no open transactions related to such commitments.

We offer loans to our financial advisors mainly for recruiting or retention purposes. These commitments are contingent upon certain events occurring, including but not limited to the financial advisor joining us and meeting certain production requirements. In certain circumstances, we may make commitments prior to funding them. As of September 30, 2010, we have made commitments of approximately $6,554,000 in loans that have not yet been funded.

As a result of the extensive regulation of the financial services industry, we are subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations, which can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from conducting business. In addition, from time to time, regulatory agencies and self-regulatory organizations institute investigations into industry practices, which can also result in the imposition of such sanctions.

In connection with Auction Rate Securities ("ARS"), we have been subject to ongoing investigations, with which we are cooperating fully, by the SEC, the New York Attorney General's Office and Florida's Office of Financial Regulation. We have been in discussions with the regulatory authorities in an effort to resolve the investigations. We believe we have meritorious defenses, and therefore, any action by a regulatory authority to compel us to repurchase the outstanding ARS held by our clients would likely be vigorously contested by us.

We, in conjunction with other industry participants, continue to actively seek a solution to ARS' illiquidity. This includes issuers restructuring and refinancing the ARS, which has met with some success. Should restructurings and refinancings continue, then clients' holdings could be reduced further. During fiscal year 2010, a large mutual fund sponsor redeemed several of their ARS issues, however, there can be no assurance these refinancings will continue. If we were to consider resolving pending claims, inquiries or investigations by offering to repurchase all or a significant portion of these ARS from certain clients, we would have to have cash or borrowing power to do so. Further, if such repurchases were made at par value there could be a market loss if the value of the underlying securities' value is less than par and any such loss could adversely affect our results of operations.

At the present time, we do not have sufficient cash on hand to repurchase all or a significant portion of the outstanding ARS held by our clients and remain in compliance with all regulatory capital requirements. In such an event, any repurchase would need to be arranged or financed in coordination with our Parent. The financing could be through bank borrowings or with cash raised through a debt or equity offering by our Parent. Both of which, while possible but not necessarily assured, would take some time.

We are named in a class action lawsuit, Defer LP vs. Raymond James Financial, Inc., et al., filed in April, 2008 in the United States District Court for the Southern District of New York. The case is similar to those filed against a number of brokerage firms alleging various securities law violations relating to the adequacy of disclosure in connection with the marketing and sale of ARS. The complaint seeks class action status, compensatory damages and costs and disbursements, including attorneys' fees. In September 2010, the court granted Raymond James' motion to dismiss with respect to all but two counts against Defendant Raymond James & Associates, while simultaneously limiting the class period to 3 ½ months beginning November 2007 and ending February 13, 2008. We have filed an Answer and Affirmative Defenses to the remaining allegations and intend to defend the case vigorously.

We are a defendant or co-defendant in various lawsuits and arbitrations incidental to our securities business as well as other corporate litigation. We are contesting the allegations in these cases and believe that there are meritorious defenses in each of these lawsuits and arbitrations. In view of the number and diversity of claims against us, the number of jurisdictions in which litigation is pending and the inherent difficulty of predicting the outcome of litigation and other claims, we cannot state with certainty what the eventual outcome of pending litigation or other claims will be. In the opinion of our management, based on current available information, review with outside legal counsel, and consideration of amounts provided for in the accompanying consolidated financial statements with respect to these matters, ultimate resolution of these matters will not have a material adverse impact on our financial position or results of operations. However, resolution of one or more of these matters may have a material effect on the results of operations in any future period, depending upon the ultimate resolution of those matters and upon the level of income for such period.

RAYMOND JAMES AND ASSOCIATES, INC.
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1
September 30, 2010
(in thousands)

Stockholder's Equity	$	866,963
Nonallowable Assets and Other Charges:		
Receivables from Customers and Partly Secured Accounts, Net		11,269
Other Assets		20,207
Not Readily Marketable Securities Owned		101,956
Due from Affiliates		12,535
Furniture, Equipment and Leasehold Improvements, Net		86,144
Receivables from Brokers, Dealers and Clearing Organizations		4,723
Receivables Other		289,241
Other Charges		61,037
Total Nonallowable Assets and Other Charges		587,112
Capital Before Haircuts on Securities Positions		279,851
Haircuts on Securities Positions		26,510
Net Capital		253,341
Minimum Net Capital:		
The Greater of $250,000 or 2% of Aggregate Debit Items Arising From the Computation for Determination of Reserve Requirements Under Rule 15c3-3		29,169
Excess Net Capital	$	224,172
Percentage of Net Capital to Aggregate Debit Items		17.37%

No material differences exist between the above computation and the computation included in RJA's corresponding September 30, 2010 unaudited Form X-17A-5 Part II FOCUS Report filed on October 22, 2010.

See Accompanying Report of Independent Registered Public Accounting Firm.

RAYMOND JAMES AND ASSOCIATES, INC.
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
September 30, 2010
(in thousands)

Credits:		
Free Credit Balances and Other Credit Balances in Customers' Security Accounts	$	2,425,675
Monies Borrowed Collateralized by Securities Carried for the Accounts of Customers		100,595
Monies Payable Against Customers' Securities Loaned		460,111
Customers' Securities Failed to Receive		28,381
Credit Balances in Firm Accounts which are Attributable to Principal Sales to Customers		2,742
Market Value of Stock Dividends, Stock Splits and Similar Distributions Receivable Outstanding Over 30 Calendar Days		1,033
Market Value of Short Security Count Differences Over 30 Calendar Days		2,442
Market Value of Short Securities and Credits in Suspense Accounts Outstanding Over 30 Calendar Days		2,056
Market Value of Securities in Transfer Over 40 Calendar Days and Unconfirmed by the Agent or Issuer		250
Total Credits		3,023,285
Debits:		
Debit Balances in Customers' Cash and Margin Accounts, Excluding Unsecured Accounts		1,315,018
Securities Borrowed on Behalf of Customers		19,749
Failed to Deliver of Customers' Securities		23,112
Margin Required and on Deposit with the Options Clearing Corporation for all Option Contracts Written or Purchased in Customer Accounts		100,594
Aggregate Debits		1,458,473
Less 3% Deduction for Alternative Method		43,754
Total Debits		1,414,719
Reserve Requirement	$	1,608,566
Cash and Market Value of Securities, Segregated for the Exclusive Benefit of Customers: Balance at September 30, 2010	$	1,744,040
Based on September 30, 2010 Calculation, New Amount in Reserve Bank Account After Withdrawal of Funds on October 4, 2010	$	1,709,427

No material differences exist between the above computation and the computation included in RJA's corresponding September 30, 2010 unaudited Form X-17A-5 Part II FOCUS Report filed on October 22, 2010.

See Accompanying Report of Independent Registered Public Accounting Firm.

RAYMOND JAMES AND ASSOCIATES, INC.
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS
September 30, 2010
(in thousands)

Credits:	
Free Credit Balances and Other Credit Balances in Proprietary Accounts of Introducing Brokers (PAIB)	$ 1,614
Total PAIB Credits	1,614
Debits:	
Total PAIB Debits	-
PAIB Reserve Requirement	$ 1,614
Cash and Market Value of Securities, Segregated for the Exclusive Benefit of Proprietary Introductory Brokers: Balance at September 30, 2010	$ 4,002
Based on September 30, 2010 Calculation, Amount in Reserve Bank Account on October 4, 2010	$ 4,002

No material differences exist between the above computation and the computation included in RJA's corresponding September 30, 2010 unaudited Form X-17A-5 Part II FOCUS Report filed on October 22, 2010.

See Accompanying Report of Independent Registered Public Accounting Firm.

RAYMOND JAMES AND ASSOCIATES, INC.
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
September 30, 2010
(in thousands, except number of items)

		Market Value	**Number of items**
1.	Customers' fully paid securities and excess margin securities not in RJA's possession or control as of September 30, 2010 (for which instructions to reduce to possession or control had been issued as of September 30, 2010) but for which the required action was not taken by RJA within the time frame specified under Rule 15c3-3	$ -	$ 1
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of September 30, 2010, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$ -	$ -

No material differences exist between the above computation and the computation included in RJA's corresponding September 30, 2010 unaudited Form X-17A-5 Part II FOCUS Report filed on October 22, 2010.

See Accompanying Report of Independent Registered Public Accounting Firm.



KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

The Board of Directors
Raymond James & Associates, Inc.:

In planning and performing our audit of the consolidated financial statements of Raymond James & Associates, Inc. and subsidiaries (a wholly owned subsidiary of Raymond James Financial, Inc.) (the Company) as of and for the year ended September 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry customer commodities positions, carry customer contracts of sale of any commodity for future delivery or perform custodian functions relating to such commodities or contracts, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at September 30, 2010, to meet the SEC's and CFTC's objectives.



This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 24, 2010
Certified Public Accountants

RAYMOND JAMES & ASSOCIATES, INC.
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

GENERAL ASSESSMENT RECONCILIATION (FORM SIPC – 7) TO THE SECURITIES INVESTOR PROTECTION CORPORATION

FOR THE PERIOD OCTOBER 1, 2009 TO SEPTEMBER 30, 2010

SUMMARY OF CONTENTS



KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Report of Independent Registered Public Accounting Firm

The Board of Directors
Raymond James & Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from October 1, 2009 to September 30, 2010, which were agreed to by Raymond James & Associates, Inc. (Company), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended September 30, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year from October 1, 2009 to September 30, 2010;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 24, 2010
Certified Public Accountants

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended September 30, 20 10

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

010999 FINRA SEP
RAYMOND JAMES & ASSOCIATES INC
ATTN: R FRANZ DEPT 12GOO
PO BOX 12749
ST PETERSBURG FL 33733-2749

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Terry Flass 727-567-4170

2. A. General Assessment (item 2e from page 2) $ 2,875,159

B. Less payment made with SIPC-6 filed (exclude interest) (1,360,858)

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,514,301

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,514,301

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Raymond James & Associates, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 16th day of November , 20 10 .

Senior Vice President & Treasurer/CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 10-01, 2009 and ending 09-30, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 1,424,245,807

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — 1,165,321

(7) Net loss from securities in investment accounts. — 2,000

Total additions — 1,167,321

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 237,968,984

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 9,885,974

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — 4,586,302

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — 2,769,062

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ — 2,843,894

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $ 12,870,385

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $ 17,295,282

Enter the greater of line (i) or (ii) — 17,295,282

Total deductions — 275,349,498

2d. SIPC Net Operating Revenues — $ 1,150,063,630

2e. General Assessment @ .0025 — $ 2,875,159

(to page 1, line 2.A.)

Raymond James and Associates, Inc.
880 Carillon Parkway
St. Petersburg, FL 33716

RAYMOND JAMES

CAL

Voucher	Invoice	Date	Description	Amount	Discount	Net Amount
• 002011762	112210	11/22/10		86,257.00		86,257.00
Terry.Flass @RaymondJames.com SIPC FISCAL 2010 2ND HALF						
• 002011763	112210RJA	11/22/10	1	1,514,301.00		1,514,301.00
Terry.Flass @RaymondJames.com SIPC FINAL 2010 2ND HALF						
			TOTAL	1,600,558.00		1,600,558.00

Vendor ID: SECUR00074 Vendor: SECURITIES INVESTOR PROTECTION

Date: 11/23/10 Pay Amount: ***$1,600,558.00 Check #: 000563790

THE FACE OF THIS CHECK IS PRINTED BLUE - THE BACK CONTAINS A SIMULATED WATERMARK

RAYMOND JAMES

Raymond James and Associates, Inc.
880 Carillon Parkway
St. Petersburg, FL 33716

Citibank N.A.
One Penn's Way
New Castle DE 19720

62-20
311

CHECK #
000563790

Date: 11/23/10 Amount: ***$1,600,558.00

NOT VALID AFTER 90 DAYS

PAY One million six hundred thousand five hundred fifty eight and 00/100 Dollars

TO THE ORDER OF

SECURITIES INVESTOR PROTECTION
CORP
P.O. BOX 92185
WASHINGTON DC 20090-2185

Raymond James and Associates, Inc.



⑈000563790⑈ ⑆031100209⑆ 38603827⑈